TO THE SHAREHOLDERS OF SALAMON GROUP, INC.

SYMBOL (SLMU)

Without Prejudice

AND TO WHOM IT MAY CONCERN

This missive is to bring attention to the misinformation and non-prior disclosure not being put out by Michael Matvieshen, President of Salamon Group, Inc., over the past year and a half of 2010 and 2011 and 2012 Michael Matvieshen dated my resignation (John Salamon) of Salamon Group, Inc. by putting dates on documents and having me resigning without my knowledge and sending them to Signature Stock Transfer, Inc., before I was paid in full. He did that twice. He refused to pay me before I resigned as President of Salamon Group, Inc., because he wanted me to sign over control to him. He then wanted to pay me later. I said no. He tried ripping me off for the company, Salamon Group, Inc. He did not make any payments or put the monies in trust for the rest of the stock he was to buy from Space Globe Technologies, Ltd. in the December 7, 2010, final agreement. He only paid $77,000.00 for 8,906,059 million shares of Space Globe Technologies, Ltd., of Salamon Group, Inc., stock that Michael Matvieshen got.

I John Salamon, and Space Globe Technologies Ltd., have done their EDGAR filings. Mr. Michael Matvieshen continues to file incorrect information on John Salamon and Space Globe Technologies, Ltd., to date. I have brought this matter to the attention of the British Columbia Securities Commission (BCSC) in Vancouver, B.C. Canada. As Salamon Group Inc., is to be reporting on SEDAR filings in B.C.

Dated: February 13, 2012

/s/ John Salamon
Past President, and CEO, and Director of Salamon Group, Inc.